SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Lineu Gomes S/N, Portaria 3,
Aeroporto
04626-900 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 4, 2009

Date, Time and Place: February 4, 2009, at 3:00 p.m., at Praça Comte Linneu Gomes, S/N, Portaria 3 – Prédio 07, Jardim Aeroporto, São Paulo, SP, Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A., (“Company”). Attendance: the members of the Board of Directors. Presiding Board: The meeting was chaired by Mr. Constantino de Oliveira Jr., who invited me, Henrique Constantino, to act as secretary. Call notice: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To make resolutions on the following matters: (i) the resignation from the Finance Director and Investor Relations Officer; (ii) the election of the new Executive Vice-President, Chief Financial Officer and Investor Relations Officer of the Company; (iii) to approve the presentation of 2009 strategic plan and IT plan; (iv) the institution of the “Committee for Accounting Policies and Financial Statements”, the Committee Charter and the appointment of its members and (v) the approval of extension of the Stock Option Plan of the Company and number of options to be granted for 2009, and also the proposal to amend the items 3 and 4 of the Plan. Resolutions: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (i) the resignation of Mrs. Anna Cecilia Bettencourt Cochrane from the office of Finance Director and Investor Relations Officer, with the formal thanks from the Board for Mrs. Bettencourt valuable contribution; (ii) the election of Leonardo Porciúncula Gomes Pereira, Brazilian, married, business administrator, bearer of Identity Card RG 040.410.961 and enrolled with the C.P.F. under no. CPF/MF 606.399.897 -72 for the office of Executive Vice-President, Chief Financial Officer and Investor Relations Officer of the Company, until the next election of the members of the Board of Officers of the Company, with Mr. Pereira having forthwith signed the Instrument of Investiture and the Instrument of Consent of the Directors/Officers (iii) to approve the presentation of the 2009 strategic plan and IT plan, which is initialized by the Presiding Board and will be filed at the Company’s headquarter;

2

(iv) the institution of the “Committee for Accounting Policies and Financial Statements”, the Committee Charter, according to the Attachment I hereto, which is initialized by the Presiding Board and will be filed at the Company’s headquarter and the appointment of its members, as follows: Sr. Richard Freeman Lark Junior, naturalized Brazilian, single, businessman, bearer of Identity Card R.G. nº 50.440.294 -8-SSP/SP, enrolled with the C.P.F. under no. 214.996.428 -73, Charles B. Holland, naturalized Brazilian, married, auditor, bearer of Identity Card R.G. nº 12.782.315 -SSP/SP and enrolled with the C.P.F. under number. 379.343.258 -00 and Leonardo Porciúncula Gomes Pereira, above qualified, elected for one year term as of this date and (v) the approval of the extension of the Stock Option Plan of the Company and the number of 925,800 options to be granted for 2009, being also approved the proposal by the Board to amend the items 3 and 4 of the Stock Option Plan, approved on July 4, 2008, which will be submitted to the next shareholders meeting of the Company. Approval and Signing of the Minutes: After offering the floor to anyone who intended to make use of it, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by the chairman and secretary of the meeting. I hereby declare that this is a faithful copy of the original minutes drawn-up in the proper register.

São Paulo, February 4, 2009.

___________________________________	___________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chief Executive Officer	Secretary

3

Attachment I

BYLAWS
OF THE
COMMITTEE FOR ACCOUNTING POLICIES AND FINANCIAL STATEMENTS

Article 1 – The Committee for Accounting Policies and Financial Statements is a support body to the Board of Directors and has the following duties and responsibilities:

(a) reviewing, from time to time, the accounting policies and financial statements adopted by the Company and providing recommendations to the Board of Directors;

(b) following-up and assessing the compliance with the accounting policies and financial statements adopted by the Company;

(c) appointing the members of the Accounting and Financial Statements Committee;

(d) following-up and assessing the operation of the Accounting and Financial Statements Committee;

(e) preparing and providing to the Board of Directors a summary of review and approval of matters discussed by the Committee for Accounting Policies and Financial Statements;

(f) providing quarterly presentations on matters within its scope of incumbency; and

(g) advising the Board of Directors of the Company about issues deemed by it that should be the subject matter of resolutions by the referred Board.

Article 2 – The Committee for Accounting Policies and Financial Statements shall be made up by three (3) members, namely, the Financial Vice-President of the Company, one member of the Board of Directors or one member of the Audit Committee, and one independent member, elected by the Board of Directors for terms of office of one (1) year, reelection being permitted.

Article 3 – The Committee for Accounting Policies and Financial Statements shall have one Secretary, to be selected in common agreement as from the members at the time the Committee is organized, who shall perform his duties for a term of one (1) year.

4

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 – The Committee for Accounting Policies and Financial Statements shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 – A quorum of at least two (2) members will be required for the Committee for Accounting Policies and Financial Statements to validly make resolutions.

Sole Paragraph – In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 – The meetings of the Committee for Accounting Policies and Financial Statements shall be called by any written means (letter, e-mail, directive release).

Article 7 – Decisions by the Committee for Accounting Policies and Financial Statements shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the minutes of the respective meeting.

Article 8 – Minutes shall be drawn-up in a proper book for all the meetings of the Committee for Accounting Policies and Financial Statements, and signed by all the attendees.

Article 9 – At the first meeting after the organization of the Committee for Accounting Policies and Financial Statements, the Committee shall approve an annual schedule of activities.

Article 10 – In the course of the meetings, any acting member of the Committee for Accounting Policies and Financial Statements shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph – Reviewing the above referred records shall not be permitted except at the company’s head-office.

5

Article 11 – Requests of information and/or explanations concerning the corporate business by any permanent member of the Committee for Accounting Policies and Financial Statements shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the Committee for Accounting Policies and Financial Statements.

Article 12 – It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph – The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing secretarial support to the meetings of the Committee for Accounting Policies and Financial Statements.

Article 13 – The attendance of members of the Committee for Accounting Policies and Financial Statements to General Meetings or to meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 – The Committee for Accounting Policies and Financial Statements may prepare policies regulating matters within their scope of responsibility, under the terms of Article 1 above, and such policies may be changed from time to time by the Committee for Accounting Policies and Financial Statements itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Article 15 – The Committee for Accounting Policies and Financial Statements may organize Operating Committees, which shall have the duty of reviewing specific issues concerning matters within the scope of authority of the Committee.

Article 16 – The duties of the Committee for Accounting Policies and Financial Statements shall be performed both within the scope of the Company and within the scope of other companies under its control.

Article 17 – Matters not expressly provided for herein shall be decided by the Board of Directors.

[approved at the Meeting of the Board of Directors held on February 4,2009]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.